RECEIVED

2006 JUL 12 A 11: [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

06015091

3 July 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

| Date of Issue | Subject |
|---|---|
| 28-6-06 | Key Drug Delivery Device Patent Grants in US |
| 15-5-06 | Norwood Immunology Vaccine Moves to Phase II |
| 9-5-06 | Needle-free Drug Delivery System – Commercial Strategic Update |

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/13

NORWOOD ABBEY

# KEY NORWOOD DRUG DELIVERY DEVICE PATENT GRANTS IN USA

***Key points:***

- ***Microneedle device patent grants in USA***
- ***All key claims allowed***
- ***Technology allows for microneedle drug delivery to a controlled depth***
- ***Safe, painless cost effective delivery mechanism***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that a key patent in the microneedle portfolio licensed from the Massachusetts Institute of Technology ("MIT") has been granted in the USA, with all key claims granted.

The patent relates to transdermal delivery of drugs using a microneedle device. The technology is based typically on a circular device that inserts 2-4 very small microneedles to a very controlled depth, typically to a shallow depth in the top layers of the skin. The device and needles are held in place via vacuum while the drug is delivered.

The US Patent Office has confirmed the issue of Patent No 7,066,922 entitled "Transdermal Transport Device with Suction". The inventors are Aimee B Angel, Ian W Hunter and Peter J Hansen. This application derives from US provisional Application No 60/338,425, filed on October 26 2001 and US Provisional Application No 60/399,489, filed July 29 2001. The expiry date of the patent is November 13 2022. The patent has been granted to MIT.

The proposed device enables the provision of painless, precision insertion, controlled and depth penetration at a commercially viable cost.

The proposed device is small, portable, inexpensive and easy to use and hence likely to lead to an increase patient compliance. In addition, since the vacuum is applied before the needles penetrate the skin, the micro-needles are protected within the base of the device so that exposure to contamination and/or accidental contact is minimised or eliminated.

The automated/mechanical system of the micro-needle device reduces the error and uncertainty associated with manual application. Very little (if any) pain, local damage, bleeding or risk of infection is caused by micro-needles.

Norwood Abbey and MIT regard the granting of this patent as a major advance in the delivery of drugs via needles. The technology is aimed at enabling drugs to be accurately delivered to a precise depth in the skin – far more precisely than can be accomplished by typical manual procedures. This key feature has potentially very significant pharmacokinetic benefits.

To find out more about the Norwood group, visit www.norwoodabbey.com

**For further information please contact:**

**Norwood Abbey Ltd:**
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

**U.S. Investor and Media Contacts:**
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

# IMMUNOLOGY INFLUENZA VACCINE MOVES TO PHASE II

***Key points:***

- ***Solvay Pharmaceuticals advises success with Virosome influenza vaccine***
- ***Phase I results for intranasal influenza confirm safety and tolerance triggering milestone payment from Solvay***
- ***Solvay intranasal influenza vaccine moves to phase II***
- ***Intra-muscular influenza vaccine probable next candidate for development***
- ***Virosome pre-clinical data shows 150- fold increase in immune response***

---

Medical technologies group Norwood Abbey Ltd **[ASX:NAL]** advises that its subsidiary Norwood Immunology Limited [**AIM: NIM**], reports important progress in the clinical trial programme of Virosome Biologicals Limited ("Virosome Biologicals"), the company over which NIM has an option to acquire 100% of its share capital.

Virosome Biologicals' adjuvanted virosome technology is licensed to Solvay Pharmaceuticals ('Solvay'), the pharmaceutical division of the global Solvay group, in the field of intranasal influenza vaccines. Solvay is responsible for clinical trials and the development and commercialising of the vaccine.

NIM is pleased to report that Solvay has now successfully concluded a Phase I clinical trial with the intranasal influenza vaccine, triggering a milestone payment from Solvay to Virosome Biologicals. The vaccine was found to be safe and well tolerated. Solvay has confirmed that they will now move to test the vaccine in Phase II clinical trials.

Pre-clinical studies undertaken by Virosome Biologicals with their technology have shown an immune response to influenza (flu) vaccines up to 150 times greater than traditional non-adjuvanted virosome delivery technology. A similar substantial increase in immune response in human clinical studies may allow for a substantial reduction in dosage required. Any reduction in required dosage may enable a similar or proportionate increase in the number of doses of influenza vaccine from any given production facility.

**Peter Hansen, Executive Chairman of Norwood Abbey Ltd, commented:**

"The successful completion of the Solvay Pharmaceuticals Phase I intranasal influenza vaccine study, using technology from Virosome Biologicals, is a major achievement and milestone for Virosome Biologicals. The decision by Solvay to progress into Phase II is a further very important milestone for Virosome Biologicals and an endorsement of its technology in intranasal flu vaccines by its partner. The fact that this first Phase I study using Virosome Biologicals' technology has been in the field of influenza, makes it of even greater significance. This news is extremely encouraging and we will continue to work closely with Virosome Biologicals throughout the option period with regard to the clinical trial programme.

We will also be encouraging the progression of other products in the Virosome pipeline. One of the likely primary candidates for development is an intra-muscular influenza vaccine."

Virosome Biologicals is developing and commercialising a proprietary platform enabling technology for vaccines. The technology – which is based upon the combination of an adjuvant with virosomes – has achieved a significantly enhanced immune response to an antigen challenge in pre-clinical studies. The adjuvant specifically interacts with Toll Like Receptors (TLR's).

Virosome Biologicals' technology is seen as highly complementary to Norwood Immunology's core technology for rejuvenation of the adult immune system and could be applicable to a wide range of vaccine applications.

Norwood sees very significant commercial potential for the "Adjuvanted Virosome Technology". In particular, there is significant opportunity to increase the number of commercial licensing arrangements, such as in the field of influenza and mass vaccination campaigns, where the possible emergence of pandemic strains of flu and the threat of bio-terrorism are major concerns at the present time.

In the case of pandemic influenza, the potentially highly potent immune stimulatory ability of the Virosome Biologicals' technology is particularly important because vaccine material is likely to be in short supply. Lower unit doses could therefore be used for each patient treated with a consequent increase in the number of doses available.

Norwood Abbey regards the announcement by NIM as extremely significant and opens up the possibility of NIM developing a major position in vaccine technology, especially in relation to influenza vaccines.

**To learn more about the Norwood group visit www.norwoodabbey.com and www.norwoodimmunology.com**

**For further information please contact:**

**Norwood Abbey Ltd:**
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

**U.S. Investor and Media Contacts:**
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

**Notes for editors:**

**About virosomes and Virosome Biologicals**

Virosomes are reconstituted virus membranes, in this case influenza (flu) containing the viral membrane protein, hemaglutinin. This protein induces membrane fusion, activating a strong immune response against antigens contained within the virosomes. Thus, virosomes are ideal vaccines not only for the influenza virus itself, but also as carriers for vaccines against other viral diseases and cancer. Virosomes do not contain the genetic material of influenza virus, and therefore are not infectious.

**About Solvay Pharmaceuticals**

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitute the global pharmaceutical business of the SOLVAY Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Its 2005 sales were EUR 2.3 billion. SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. Details are available at www.solvay.com.

# NEEDLE-FREE DRUG DELIVERY SYSTEM - COMMERCIAL STRATEGIC UPDATE

***Key points:***

- ***Needle-free delivery - objective of the global pharmaceutical industry***
- ***Norwood needle-free prototype developed at MIT***
- ***Commercial phase licence with MIT in place***
- ***Multiple approaches to Norwood/MIT from pharmaceutical groups***
- ***Commercial discussions underway***
- ***Norwood device specifications address market needs***

---

The compelling drivers for a needle-free drug delivery system are the provision of an efficacious means of delivering compounds to humans and animals in a safe and cost-effective manner. Avoiding cross-contamination through needlestick injury has long been a significant health concern with the current syringe method of delivery.

Needle-free drug delivery has been a key objective of the global pharmaceutical industry for over a decade. Many variant designs and delivery mechanisms have been researched by numerous companies with mixed results. No one has brought to market a needle-free device that is effective across the broad range of delivery applications for which the industry seeks solutions.

Norwood Abbey Ltd [ASX:NAL] has, through its research agreement with the Massachusetts Institute of Technology (MIT) - BioInstrumentation Laboratory, spent the past three years perfecting a unique method of needle-free drug delivery. Following an extensive research program, Norwood has now entered into a commercial phase licence with MIT under which Norwood has the exclusive global rights to exploit the intellectual property and know-how held by MIT in the field.

Norwood is now progressing its previously announced strategy of partnering/licensing the needle-free technology with major pharmaceutical groups. The proposed partnering/licensing model envisages the offering of exclusive licences for specific applications. Thus, one pharmaceutical company might licence the rights in relation to a particular arthritis drug, another for an anti-inflammatory drug and another for an influenza vaccine.

Norwood seeks to develop a portfolio of licensing arrangements where each licensee has a unique offering linking its drug to the Norwood delivery system. Norwood is now in a strong position to create a portfolio of licensing arrangements with major pharmaceutical groups.

Norwood has now commenced commercial discussions with a number of pharmaceutical groups who have approached Norwood (both directly and through MIT).

The Norwood prototype device has been designed to meet the specifications nominated by selected pharmaceutical groups and to address key issues that have limited the commercial development of other companies' devices.

Important features of the Norwood device are:

- Re-usable hand-held device with powerful (patented) delivery mechanism
- Concept of a single-use disposable drug cartridge
- Safe and efficacious delivery method
- Near silent operation
- Low per procedure cost
- Control of 'force' enabling delivery to controlled depth
- Ability to deliver a wide range of drugs or biologicals
- Optimum size expected to approximate small hand-held drill
- Both human and veterinary models

**To find out more about the company, visit www.norwoodabbey.com**

**For further information please contact:**

**Norwood Abbey Ltd:**
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

**U.S. Investor and Media Contacts:**
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com